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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                  FAULDING INC.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock (par value $0.01 per share)
                         ------------------------------
                         (Title of Class of Securities)

                                   312024 10 2
                         ------------------------------
                                 (CUSIP Number)

                                Josephine Dundon
                          c/o FH Faulding & Co Limited
                               115 Sherriff Street
                         Underdale, South Australia 5032
                                    Australia
                                011-618-8205-6500
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 1997
                         ------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(A) for other parties to whom copies are to be sent.


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      FH Faulding & Co. Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:    (a)   /  /
                                                            (b)   /  /
3.    SEC USE ONLY:

4.    SOURCE OF FUNDS*:
      OO, WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e):   /  /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Australia
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.    SOLE VOTING POWER:
      14,283,820

8.    SHARED VOTING POWER:

9.    SOLE DISPOSITIVE POWER:
      14,283,820

10.   SHARED DISPOSITIVE POWER:

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      15,848,770 (includes 1,564,950 shares issuable upon conversion of the Issuer's Class B Preferred Stock)

12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      73.1%

14.   TYPE OF REPORTING PERSON*:
      CO


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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Faulding Holdings Inc.
      Fed. Emp. ID No. 52-1597982

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:    (a)   /  /
                                                            (b)   /  /
3.    SEC USE ONLY:

4.    SOURCE OF FUNDS*:
      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e):   /  /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.    SOLE VOTING POWER:
      14,283,820

8.    SHARED VOTING POWER:

9.    SOLE DISPOSITIVE POWER:
      14,283,820

10.   SHARED DISPOSITIVE POWER:

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      15,848,770 (includes 1,564,950 shares issuable upon conversion of the Issuer's Class B Preferred Stock)

12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      73.1%

14.   TYPE OF REPORTING PERSON*:
      CO


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*   SEE INSTRUCTIONS BEFORE FILLING OUT.  INCLUDE BOTH SIDES OF THE COVER PAGE,
    RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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            This Statement amends and supplements the Statement on Schedule 13D dated June 3, 1985 and filed with the Securities and Exchange Commission on behalf of Faulding Holdings Inc., a Delaware corporation ("Holdings"), as amended by Holdings and F.H Faulding & Co. Limited, a corporation organized under the laws of the State of South Australia, Commonwealth of Australia (the "Parent"), by Amendment Nos. 1-10 thereto (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Faulding Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended and supplemented by adding thereto the following:

          Parent will provide Holdings with the funds necessary to pay the estimated US$82.5 million Transaction Consideration (as defined herein). Parent will obtain such funds primarily from a rights offering to its shareholders, pursuant to which it will raise approximately A$107 million (the "Rights Offering"). A press release relating to the Rights Offering was issued by the Parent on September 29, 1997 (the "Rights Offering Press Release"). A copy of the Rights Offering Press Release is attached as Exhibit A hereto. Parent has obtained a commitment letter from JB Were & Son ("JB Were"), dated September 29, 1997, relating to the Rights Offering (the "Commitment Letter"). A copy of the Commitment Letter is attached as Exhibit B hereto, and any description contained in this Statement relating to the Commitment Letter does not purport to be complete and such description is qualified in its entirety by reference to the Commitment Letter attached as Exhibit B hereto. Pursuant to the Commitment Letter, JB Were may terminate its obligations thereunder if, inter alia, a prospectus relating to the Rights Offering has not been lodged with the Australian Securities Commission by October 8, 1997; there is a material adverse change, or development involving a prospective material adverse change, in the condition or financial or trading position of Parent, which, in the reasonable opinion of JB Were, has a material adverse effect on the prospects of the Rights Offering; or if legislation or financial policy is proposed, introduced or adopted in Australia which, in the reasonable opinion of JB Were, would have a material adverse effect on the prospects of the Rights Offering. Parent will obtain the balance of the funds required for the Recapitalization from its existing cash balances or from funds available to Parent from subsidiaries through the repayment of inter-company advances.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended and supplemented by adding thereto the following:

          On September 29, 1997, Parent, Holdings and the Issuer executed an Agreement and Plan of Recapitalization (the "Recapitalization Agreement"). A copy of the Recapitalization Agreement is attached as Exhibit C hereto, and any description contained in this Statement relating to the Recapitalization Agreement does not purport to be complete and such description is qualified in its entirety by reference to the Recapitalization Agreement attached as Exhibit C hereto. Pursuant to the Recapitalization Agreement, subject to stockholder approval, the Issuer




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will amend its Certificate of Incorporation (the "Recapitalization Amendment")
to effect a reverse stock split (the "Recapitalization") whereby at the Effective Time each 7,924,385 issued shares of Common Stock shall be combined into one validly issued share of common stock of the Issuer, the par value per share of which shall be the quotient obtained by dividing (i) the product of (a) the total number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, multiplied by (b) .01, by (ii) the number of shares of new common stock of the Issuer to be issued and outstanding immediately following the Effective Time (the "New Common Shares"). No scrip or fractional New Common Shares will be issued. In lieu thereof, each person who would otherwise be entitled to receive a fractional New Common Share will be entitled to receive an amount in cash equal to the product of (x) the number of shares of Common Stock held by such person immediately prior to the Effective Time, multiplied by (y) US$13.50 (the "Transaction Consideration"). A press release relating to the Recapitalization was issued by the Parent on September 29, 1997 (the "Recapitalization Press Release"). A copy of the Recapitalization Press Release is attached as Exhibit D hereto.

          In addition, the Recapitalization Agreement provides that, except as Parent or Holdings and the holder of any option ("Option Holder") to purchase Common Stock ("Stock Option") otherwise agree, the Issuer will take all actions necessary to provide that, upon the Effective Time, (i) each outstanding Stock Option, whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each outstanding Stock Option shall be cancelled and (iii) in consideration of such cancellation the Issuer shall pay to each Option Holder an amount in respect thereof equal to the product of (A) the Applicable Amount, multiplied by (B) the number of shares subject thereto (the "Stock Option Consideration"). The term "Applicable Amount" means the excess, if any, of the Transaction Consideration over the applicable exercise price of each such Stock Option.

          Under the Recapitalization Agreement, prior to the closing of the Recapitalization, the Issuer will also effect an amendment to its Certificate of Incorporation, subject to stockholder approval, so as to change the par value of its Class B Preferred Stock from US$0.01 per share to US$0.10433 per share (the "Par Value Amendment"). Immediately following the effective time of the Par Value Amendment, but prior to the Effective Time, Holdings intends to convert all of the shares of Class B Preferred Stock that it owns into shares of Common Stock.

          As a result of the Recapitalization, the total number of shares of all classes of stock which the Issuer shall have authority to issue will be 1,834,190, consisting of 2 New Common Shares and 1,834,188 shares of preferred stock (the "Preferred Stock"). Holdings will own all of the outstanding New Common Shares of the Issuer, and no shares of Preferred Stock will be issued and outstanding. In addition, following the Effective Time, the Common Stock will cease to be authorized to be quoted on the NASDAQ National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and supplemented by adding thereto the following:




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          (a) The number of issued and outstanding shares of Common Stock of the
Issuer is 20,127,188. The aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each person named in Item
2 as of the date hereof is as follows:

          (i) Holdings beneficially owns 15,848,770 shares of Common Stock, including 1,564,950 shares issuable upon conversion of its 150,000 shares of Class B Preferred Stock. Assuming the conversion of its B Preferred Stock, Holding's ownership would be approximately 73.1% of the Issuer's then issued and outstanding shares of Common Stock.

          (ii) Mr. Piper, a Director of the Parent, beneficially owns 500 shares of Common Stock of the Issuer, which shares comprise approximately 0.002% of the Issuer's issued and outstanding shares of Common Stock.

          (b) The number of shares of Common Stock as to which each person listed in paragraph (a) above has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of, is as follows:

          (i) Holdings currently has the sole power to vote, direct the voting of, dispose of and direct the disposition of 14,283,820 shares of the Issuer's Common Stock as of the date hereof. These shares comprise approximately 70.1% of the Issuer's issued and outstanding Common Stock.

          (ii) Mr. Piper has the sole power to vote, direct the voting of, dispose of and direct the disposition of all 500 of the shares of Common Stock that he beneficially owns.

          (c) Other than as reported herein, Holdings is not aware of any transaction in the Common Stock of the Issuer during the past sixty days by any persons named in response to paragraph (a) above.

          (d)  None.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and supplemented by adding thereto the following:

          See Item 4 herein for a description of the Recapitalization Agreement and certain of the terms thereof.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          A.   Rights Offering Press Release.

          B.   Commitment Letter.

          C.   Recapitalization Agreement.

          D.   Recapitalization Press Release.


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                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 30, 1997

                                   FH FAULDING & CO LIMITED

                                   By:  -----------------------------------
                                        Edward D. Tweddell
                                        Group Managing Director

                                   FAULDING HOLDINGS INC.

                                   By:  -----------------------------------
                                        Edward D. Tweddell
                                        Director


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